Exhibit 99.1

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On December 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,419,526	0.55	0.55

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Concórdia	Shares rental	12/10/2009	82,000	—	—
Share	Common	Concórdia	Shares rental	12/11/2009	50,000	—	—
Share	Common	Concórdia	Shares rental	12/14/2009	14,000	—	—
Share	Common	Concórdia	Shares rental	12/16/2009	15,700	—	—
Share	Common	Concórdia	Shares rental	12/22/2009	132,000	—	—
Share	Common	Concórdia	Shares rental	12/23/2009	12,300
Share	Common	Concórdia	Shares rental	12/28/2009	11,700
Share	Common	Concórdia	Shares rental	12/29/2009	200	—	—
Share	Common	—	Transfer	12/16/2009	819,690	—	—
Share	Common	Brascan	Buy	12/03/2009	2000	40.16	80,320
Share	Common	—	Transfer	07/07/2009	1,494,158	—	—
Share	Common		New member		232

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,730,106	1.08	1.08

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On December 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		323	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		323	0,00	0,00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On December 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		122,210,220	28,04	28,04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Brascan	Buy	12/08/2009	30,000	39.82	1,194,591
Share	Common	Bradesco	Sell	12/22/2009	30,000	43,46	1,303,893
Share	Common	XP Investimento	Buy	12/02/2009	120,000	40,36	4,843,040
Share	Common	CSFB	Buy	12/03/2009	98,100	40,26	3,953,678
Share	Common	ITAU	Buy	12/04/2009	96,800	39,90	3,862,717
Share	Common	SOCOPA	Buy	12/07/2009	45,000	39,95	1,797,610
Share	Common	VOTORANTIM	Buy	12/08/2009	160,000	39,85	6,375,412
Share	Common	XP Investimento	Buy	12/09/2009	100,000	39,82	3,981,689
Share	Common	SOCOPA	Buy	12/09/2009	50,000	39,72	1,985,977
Share	Common	XP Investimento	Buy	12/10/2009	35,000	39,99	1,399,579
		—	Transfer	12/09/2009	53,733	40,23	2,161,679

Closing Balance

Security/			% interest
Derivative	Characteristic of ,Security	Number	Same kind	Total
Share

Common

		123,065,611	28.21	28.21

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On December 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		7,010	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		7,010	0,00	0,00